EXHIBIT 99.1

February 5, 2013

Immediate Report

Bezeq Group Guidance

In prior years, Bezeq The Israel Telecommunication Corp., Limited ("the Company") included as part of its annual financial reports guidance regarding the results of the Company and its subsidiaries ("Bezeq Group") for the coming year.

This year, in light of the analyst conference that the Company will host on February 5, 2013 in Israel ("the Analyst Conference"), the Company is publishing 2013 guidance for the Group before publication of the financial reports for 2012, due to the Company's intention to present the guidance, as shown below, at the Analyst Conference.

1.	Reiteration of Bezeq Group guidance for 2012

On August 1, 2012, the Company published updated guidance for the Bezeq Group for 2012, in section 1.6 of Chapter A of the Company's financial reports for the second quarter of 2012 ("the Group's Guidance for 2012").  Based on the information in the Company's possession today, the Company reiterates the Group's Guidance for 2012 as published.

The reiteration cited above is based on the information that the Company has accumulated to date within the organization, and is not based on the Company's audited financial statements, which are still being prepared and have not yet been approved. Accordingly, there could be differences between the actual results of the Company as will be published in its final audited financial statements, and the Group's Guidance for 2012.

2.	Guidance for Bezeq Group net profit attributable to shareholders, EBITDA and free cash flow for 2013

Based on the information known to the Bezeq Group today, the Group's guidance for the full year 2013 is as follows:

•	Net profit attributable to shareholders is expected to be in the range of NIS 1.7 billion to NIS 1.8 billion.

•	EBITDA1 is expected to be in the range of NIS 4.25 billion to NIS 4.35 billion.

•	Free cash flow2 is expected to be greater than NIS 2.7 billion.

In 2013, streamlining processes are expected to continue throughout the Group. In addition, the Company intends to expedite the pace of the deployment of optical lines to customer premises and residential buildings (FTTB), so that during the year a significant part of the network will be deployed. The pace of FTTB deployments are expected to increase in the following years.

1	EBITDA – Earnings Before Interest, Taxes, Depreciation & Amortization

2	Free cash flow – Cash flows from operating activities less net payments for investments in property, plant and equipment and intangible assets.

The Company's above forecasts are forward-looking information as that term is defined in the Securities Law, 5728-1968. It is based on assessments, assumptions and expectations of the Company, including these:

a.
The forecasts do not include the effects of an employee retirement plan beyond those discussed and approved in connection with prior years. At today's date, no employee retirement plan has been approved for 2013. The forecast could change, depending on the scope and characteristics of the retirement plan that the Company will adopt for 2013.

b.
The forecasts do not include the possible impact of the costs of a 4G frequency tender (LTE) for a cellular network, if such an auction is held. At today's date, no LTE frequency tender has been published, although in 2012 the Ministry of Communications announced its intention to allocate such frequencies.

c.
The forecast is based, inter alia, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2013. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, and developments in the communications market, among other factors.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.